SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: February, 2009	Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.

Calgary, Alberta,

Canada T2J 7E8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                         Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                   No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: February 25, 2009	By:	/s/ Gary J. Daniel
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release, dated February 25, 2009

Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium proposes to acquire CF industries for US$72.00 per share in cash and stock, a 30 percent premium

Creates Global Leader in Nutrient Manufacturing and Distribution

Generates Substantial Operating Synergies and Earnings Accretion

Triples Agrium’s Phosphate and UAN Solution Capacity and Provides Significant Distribution Assets

February 25, 2009 – ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) today announced that it has submitted a proposal to the board of directors of CF Industries Holdings, Inc. (NYSE: CF) to acquire all of the capital stock of CF for cash and Agrium shares at $72.00 per CF share, or a total of approximately $3.6-billion, based on yesterday’s closing price of Agrium shares.

The proposal represents a premium of 30 percent over CF’s closing price on February 24, 2009, and a premium of 42 percent over the 30-day volume-weighted average share price of CF. Under the terms of the proposed transaction, stockholders of CF would be entitled to receive one Agrium common share and $31.70 in cash for each CF share. Of the total consideration, approximately 56 percent would be in Agrium common shares and 44 percent would be in cash.

“The proposed transaction is strategically compelling and a superb opportunity to create value for both Agrium and CF shareholders. Adding CF’s strong North American nitrogen, phosphate and extensive crop nutrient distribution assets to Agrium’s broader global wholesale and retail capabilities would greatly enhance our existing portfolio and enable us to create a premier global franchise across the entire agricultural value chain,” said Agrium President and CEO Mike Wilson. “We will have combined revenues of nearly $14-billion and become a global leader in nutrient production and distribution. The acquisition would also triple our phosphate and UAN capacity and further strengthen all aspects of our business. We expect to achieve significant operating synergies – well in excess of those contemplated in CF’s proposal to acquire Terra Industries Inc. – and expect the combination to provide many benefits to the customers, suppliers, and employees of both Agrium and CF, as well as the communities in which both companies operate. Furthermore, our offer presents CF stockholders a compelling opportunity for significant long-term value through their ownership in the combined company.”

Mr. Wilson continued, “Importantly, this proposed transaction will not diminish our ability to continue to build on our position as the leading North American agricultural retailer, further expand our potash capacity and advanced technologies business or pursue other strategic opportunities. We look forward to engaging with CF’s board of directors to quickly reach a negotiated agreement and deliver on the exciting opportunities this combination offers to both companies.”

Agrium expects to realize substantial annual operating synergies of approximately $150-million from the combination within three years of closing, and CF stockholders will share in the value of those synergies through their continued ownership of 24 percent of the combined company. Agrium expects the transaction to be accretive to both earnings and cash flow in 2010 and significantly accretive on both measures in subsequent years.

The proposal is not subject to a financing condition. Agrium has sufficient cash resources and committed financing underwritten by Royal Bank of Canada and The Bank of Nova Scotia to fund the cash portion of the proposal.

RBC Capital Markets and Scotia Capital are acting as financial advisors to Agrium and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP are providing legal advice.

The full text of the letter sent today to the CF board of directors is as follows:

Board of Directors

CF Industries Holdings, Inc.

4 Parkway North

Suite 400

Deerfield, Illinois 60015-2590

Attention: Stephen R. Wilson, Chairman, President, and Chief Executive Officer

Dear Members of the Board:

On behalf of the board of directors of Agrium Inc. (“Agrium”), I am writing to submit for your consideration a proposal to acquire CF Industries Holdings, Inc. (“CF”) in a transaction that will create significantly more value for your stockholders than your proposal to acquire Terra Industries Inc. (“Terra”).

Under the terms of our cash-and-stock proposal, Agrium would acquire 100% of the outstanding capital stock of CF (the “Proposed Transaction”) at a per share value of US$72.00 based on Agrium’s current share price. Our offer price represents a premium of 30% over CF’s closing price of $55.58 on February 24, 2009, the day before we announced our proposal, a premium of 42% over the 30-day volume-weighted average share price of CF and a premium of 52% over CF’s closing price of $47.23 on January 15, 2009, immediately prior to CF’s announced proposal to acquire Terra. Under the terms of the Proposed Transaction, stockholders of CF would be entitled to receive one Agrium common share and $31.70 in cash for each CF share. Of the approximately $3.6 billion of total consideration, 56% would be in Agrium common shares and 44% would be in cash.

As you know, our two companies had serious discussions regarding a combination prior to CF’s initial public offering in 2005. Since that time, we have closely followed CF and believe that the strategic and business logic of a combination, which was compelling then, is even stronger now. We have the highest regard for CF and its employees and believe that our companies, which share highly compatible cultures and operating philosophies, exhibit complementary strengths both geographically and in terms of our product mix.

We believe the Proposed Transaction represents full and fair value for CF’s stockholders. By offering a combination of cash and Agrium common shares at a substantial premium, and by offering your stockholders the ability to elect which form of consideration they would prefer to receive (subject to the overall limits of cash and shares comprising the aggregate consideration), the Proposed Transaction presents your stockholders with a unique opportunity for significant long-term value while providing liquidity for those of your stockholders wishing to sell their shares at an extremely attractive price.

The Proposed Transaction will create a leading global producer of agricultural inputs with the broadest product offering in the industry. Together, we can combine our respective world-class distribution networks, knowledgeable and experienced employees and first-rate production capabilities to more efficiently and effectively serve the increasingly competitive global agribusiness industry. We anticipate annual operating synergies from the combination will be approximately $150 million, substantially in excess of those contemplated in CF’s proposal to acquire Terra, and your stockholders will share in the value of those synergies through their continued ownership of the combined company.

We share your view of the benefits of creating a stronger North American-based global player that can more effectively compete on the world stage. We think it is readily apparent that the benefits you highlight with respect to a CF-Terra combination are even more compelling in a CF-Agrium combination. Through the successful execution of our growth strategy, Agrium has become a global enterprise that spans the entire agricultural value chain. A combination with Agrium would create a company with a substantially larger global footprint with a combined crop nutrient production capacity of about 17 million tonnes and touching over 20 million tonnes of crop nutrients through our wholesale, retail, and advanced technologies businesses. Our balanced portfolio of nitrogen, phosphate and potash production and distribution, coupled with our more predictable retail and advanced technologies businesses provide for a more stable company, better able to navigate the volatility of commodity cycles. Furthermore, we have a proven track record of accretive acquisitions and successful integrations.

We have thoroughly analyzed a combination of Agrium and CF and are confident such a transaction can be completed expeditiously. We have sufficient cash resources and fully underwritten financing commitments from Royal Bank of Canada and The Bank of Nova Scotia to fund the Proposed Transaction; accordingly, our proposal is not subject to any financing condition.

Our proposal is conditioned on (i) CF’s termination of its bid for Terra, (ii) negotiation of a definitive merger agreement between Agrium and CF, (iii) receipt of the necessary CF board and stockholder approvals, (iv) receipt of necessary regulatory approvals, (v) the absence of any material adverse changes to CF or its business and the continued operation of CF in the ordinary course of business and (vi) the opportunity to conduct limited confirmatory due diligence.

While we would have preferred to approach you privately, we concluded that given your recent unsolicited proposal to acquire Terra, it was imperative to act now to ensure that CF stockholders have an opportunity to consider our proposal – one that is clearly a superior alternative – prior to you reaching any agreement with Terra.

We firmly believe that our Proposed Transaction is an exceptional opportunity for our two companies and our respective stockholders, employees, customers, suppliers and the communities in which we each do business. My leadership team and I are available to meet with you, your management team and your board at any time to discuss the terms and merits of the Proposed Transaction.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the Proposed Transaction and there will be no legally binding contract or agreement between us unless and until a definitive agreement is executed.

We look forward to hearing from you.

Sincerely yours,

Michael M. Wilson

President and Chief Executive Officer

Agrium Inc.

For further information regarding Agrium’s offer for CF, please visit www.agrium.com.

Analyst/Investor Conference Call/Webcast

There will be a conference call and webcast for the investment community today at 10:30 a.m. ET (8:30 a.m. MT). Dial-in information is as follows:

Dial-in: 1-877-869-3847

No Access Code

Accompanying slides will be available on the Agrium website. Agrium will also webcast the call and a replay of the webcast will be available to all interested parties on our website, www.agrium.com.

About Agrium

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at: www.agrium.com

Important Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a business combination transaction with CF proposed by Agrium, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Agrium would file with the SEC regarding the proposed transaction if such a negotiated transaction with CF is reached or for any other document which Agrium may file with the SEC and send to Agrium or CF stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 17, 2008 relating to the annual general meeting of its shareholders held on May 7, 2008. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or tender offer statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws or “forward-looking information” within the meaning of applicable Canadian securities legislation (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Ashley Harris, Manager, Investor Relations

(403) 225-7437

Media Contacts:

Drew Brown/Stephanie Pillersdorf

Sard Verbinnen & Co

(212) 687-8080

Tom Gardiner

Georgeson Inc.

(212) 440-9872

Contact us at: www.agrium.com